Exhibit 99.3

17 May 2010

GOLD RIDGE (SOLOMON ISLANDS)
A$64M LUMP SUM REFURBISHMENT CONTRACT
TOTAL PROJECT SPEND ESTIMATED AT A$150M
FIRST GOLD PLANNED FOR Q1 2011

Allied Gold has awarded an A$64 million Engineering Procurement & Construction (EPC) contract as part of A$150 million re-development of the 120,000 ounce per annum Gold Ridge mine in the Solomon Islands.

The EPC contract with GR Engineering Services (GRES) involves the refurbishment of the existing Gold Ridge process plant and its expansion from 2Mtpa to a throughput of 2.5Mtpa, with first gold pour expected in the March quarter 2011.

GRES has worked closely with Allied Gold and its 100% owned subsidiary Gold Ridge Mining Limited (GRML) in developing preliminary designs and budget estimates. The execution of the EPC contract supersedes a Letter of Intent agreed with GRES in March this year.

The Gold Ridge plant modifications include installation of a 28 meter diameter thickener, tailings detoxification circuit and an intense leach reactor to treat coarse gold in lieu of the gravity tables that were installed in the original plant and additional three adsorption tanks.

To complete Gold Ridge’s redevelopment, Allied will spend a further A$86M on activities including civil construction, the purchase of mine fleet and equipment, power station, accommodation, offices and operations buildings, first fills and project insurances, operational manning buildup and training, and landowner resettlement housing and associated costs.

About Gold Ridge:
The Gold Ridge mine, located on the island of Guadalcanal, was constructed in 1997/98 by GRES whose key personnel (as JR Engineering) initially engineered and constructed the project in 1998. The mine operated for 22 months and closed in June 2000 due to local ethnic tensions.  Ore mined from one of the four identified pits produced 210,000 ounces of gold. As a result of the closure the ownership of the project and GRML passed to the American Home Insurance Company (AHAC). In July 2003 the Australian Federal Government together with Pacific Forum countries agreed to send Regional Assistance Mission to Solomon Islands (RAMSI) to stabilise and commence process of rebuilding the nation.

In June 2004 AHAC commenced sale process of the Gold Ridge Project, and by December 2004 Australian Solmons Gold Limited (ASG) signed a purchase agreement which was settled in May 2005. ASG commenced carrying out re-establishment of site infrastructure, feasibility studies and exploration activities. In 2008 GRES was selected as preferred contractors to carry out the engineering, procurement and construction of the gold process plant. Part of work was also to generate capital and operating costs for the development and operation of the process plant.

In September 2009 Allied Gold announced an agreed off-market takeover offer for ASG shares which was completed early in 2010.

The current Probable Reserves at Gold Ridge are 19.560t at 1.8g/t gold for 1.15 million contained ounces. The reserves have been estimated from the following resources.

Class	Tonnes (000’s)	Au Grade (g/t)	Cont. Au Ounces (000,s)
Measured	5,880	1.9	359
Indicated	23,610	1.7	1,268
Total M&I Resources	29,490	1.7	1,627
Inferred	8,300	1.8	480

 The current mine plan will realize gold production of approximately 943,000 ounces of gold over a 7.8 year mine life or approximate average annual gold production of  120,000 ounces. The ore will be mined from four deposits as shown on the figure below.

23 000 E
24 000 E
25 000 E
N
Main External Waste Dump
Processing Plant
Ore Stockpile
42 000 N
ROM Pad and Crusher
Fly Camp Road
Road Base Stockpile
Flycamp
Quarry
41 000 N
Valehaichichi Pit
Namachamata Pit
LEGEND
Quarry
Site of Interest
Village
Survey Station
River
Existing Track
40 000 N
Current River Crossing
Kupers Pit
Dawsons Pit
0
5
Kilometres
39 000 N

Gold Ridge Project General Arrangement